UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-38051

SOS Limited

(Translation of registrant’s name into English)

Room 8888, Jiudingfeng Building, 888 Changbaishan Road,

Qingdao Area, China (Shandong) Pilot Free Trade Zone

People’s Republic of China

+86 0311-80910921

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

SOS Limited (the “Company”) is filing this amendment on Form 6-K/A to its report on Form 6-K, dated May 6, 2020 (the “Original 6-K”), solely to revise and clarify the per share purchase price previously disclosed in the Original 6-K.

As disclosed in the Original 6-K and a press release dated May 6, 2020 (the “Press Release”), the Company entered into a set of agreements on May 5, 2020 with Yong Bao Two Ltd. (“YBT”), the shareholders of YBT (the “YBT Shareholders”), eight investors introduced by YBT (the “Purchasers,” collectively with the YBT Shareholders, the “Investors”) and True North Financial, LLC (“True North,” collectively, the “Parties”). The set of Agreements included the Tripartite Agreement (the “Tripartite Agreement”), the Assumption Agreement (the “Assumption Agreement”) and the Share Purchase Agreement (the “Share Purchase Agreement,” collectively, the “Agreements”). The per share purchase price for the transaction contemplated by the Agreements was $1.36 per ADS, or $0.136 per ordinary share of the Company.

On May 31, 2020, the Company entered into an amendment (the “Amendment”) to the Share Purchase Agreement with YBT and the Investors to amend the definition of the true-up shares to mean 7,566,421 Class A ordinary shares and 13,806,331 Class B ordinary shares within the Share Purchase Agreement and the Tripartite Agreement, representing an increase of 4,000,000 Class B ordinary shares that were issued to the Purchasers. Except the terms referenced above, the remaining provisions of the Agreements were not affected or impaired in any manner.

As a result of the Amendment, the per share purchase price for the transaction contemplated by the Agreements as disclosed in the Press Release was reduced from $1.36 per ADS, or $0.136 per ordinary share of the Company, to $1.27, or $0.127 per ordinary share of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 23, 2020

SOS Limited

By:	/s/ Yandai Wang
Name:	Yandai Wang
Title:	Chief Executive Officer

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